As filed with the Securities and Exchange Commission on May 17, 2016	Registration No. 333 - 12002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________________

POST EFFECTIVE AMENDMENT NO. 2 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
____________

Rediff.com India Limited
(Exact name of issuer of deposited securities as specified in its charter)
____________

[N/A]
(Translation of issuer’s name into English)
____________

Republic of India
(Jurisdiction of incorporation or organization of issuer)
____________________________________

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)
____________

399 Park Avenue
New York, New York  10043
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
____________

India Abroad Publications, Inc.
1501 Broadway, 12th Floor
New York, New York 10036
212-432-6006
(Address, including zip code, and telephone number, including area code, of agent for service)
____________________________________

Copies to:

Eitan Tabak, Esq. Morrison Cohen LLP 909 Third Avenue New York, New York 10022	Herman H. Raspe, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036
____________________________________

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

The Registrant hereby amends this Post Effective Amendment No. 2 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post Effective Amendment No. 2 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post Effective Amendment No. 2 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

DEREGISTRATION OF UNISSUED AMERICAN DEPOSITARY SHARES

The registrant hereby de-registers 88,586,976 American Depositary Shares that were registered under this Registration Statement (File No. 333-12002), in respect of which no shares have been deposited with the depositary, and which therefore have not been, and will not be, issued.

ii

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.   EXHIBITS

(a)(i)       Deposit Agreement, dated as of June 13, 2000 (the “Deposit Agreement”), by and among Rediff.com India Limited (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.___ Previously filed and incorporated herein by reference to Exhibit (a)(ii) of Post Effective Amendment No. 1 to F-6 Registration Statement (Reg. No. 333 – 12002).

(a)(ii)      Letter Agreement supplementing the Deposit Agreement, dated as of November 8, 2007, by and between the Company and the Depositary.  ___ Previously filed and incorporated herein by reference to Exhibit (a)(iii) of Post Effective Amendment No. 1 to F-6 Registration Statement (Reg. No. 333 – 12002).

(a)(iii)     Amendment No. 1 to Deposit Agreement, dated as of August 9, 2012, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.  ___ Filed herewith as Exhibit (a)(iii).

(b)          Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  ___ None.

(d)          Opinion of counsel for the Depositary as to the legality of the securities to be registered.  ___ previously filed.

(e)          Certificate under Rule 466.  ___ None.

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company.  ___ Set forth on the signature pages hereto.

Item 2.    SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of June 13, 2000, by and among Rediff.com India Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, as supplemented by the Letter Agreement, dated as of November 8, 2007, by and between the Company and the Depositary, and as amended by Amendment No. 1 to Deposit Agreement, dated as of August 9, 2012, by and between the Company and the Depositary, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 10th day of May, 2016.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie A. Deluca
	Name:	Leslie A. Deluca
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Rediff.com India Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Mumbai, India, on May 17, 2016.

REDIFF.COM INDIA LIMITED

By:	/s/ Swasti Bhowmick
	Name:	Swasti Bhowmick
	Title:	Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ajit Balakrishnan and Swasti Bhowmick to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 17, 2016.

Signature	Title

/s/ Ajit Balakrishnan
Ajit Balakrishnan	Chief Executive Officer
(Principal Executive Officer)
/s/ Swasti Bhowmick
Swasti Bhowmick	Chief Financial Officer
(Principal Financial and Accounting
Officer)
/s/ Diwan Arun Nanda
Diwan Arun Nanda	Director

/s/ Ashok Narasimhan
Ashok Narasimhan	Director

/s/ Sridar A. Iyengar
Sridar A. Iyengar	Director

/s/ M. Madhavan Nambiar
M. Madhavan Nambiar	Director

Authorized Representative in the U.S. /s/ Rajeev Bhambri
Rajeev Bhambri

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(iii)	Amendment No. 1 to Deposit Agreement